OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

July 13, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:     Registration Statement on Form N-1A
Oppenheimer Corporate Bond Fund, formerly Oppenheimer Investment Grade Bond Fund
(SEC File Nos. 333-160733; 811-22314)

Dear Ms. Lithotomos:

We have reviewed your comments on to the initial registration statement on Form N-1A (the “Registration Statement”) for the Oppenheimer Corporate Bond Fund, (formerly Oppenheimer Investment Grade Bond Fund) (the “Fund”) filed with the Commission on July 22, 2009. For your convenience, we have included each of your comments in italics, followed by our responses.

We are filing Pre-Effective Amendment No.1 (the "Amendment") to the Registration Statement to reflect changes in response to those comments and to comply with the recent revisions to Form N-1A. The Fund's Board of Trustees has determined that the Fund's name should be changed to "Corporate Bond Fund" to reflect revisions to its anticipated investment strategies. This name change is reflected in the Amendment and the related amendment to the Fund's Declaration of Trust is being filed as an exhibit to the Amendment.

The captions used below correspond to the captions in the Fund's initial Registration Statement and defined terms have the meanings defined therein.

Prospectus

General

1. Please define "investment-grade debt securities" and "total return" when the terms are first used.

Those terms are defined in the second and third paragraphs in the section "Principal Investment Strategies" in the Fund's new summary section in the prospectus (the" Revised Prospectus") included in the Amendment.

2. Please complete the second sentence in the section titled "What is a Debt Security."

That section is no longer included in the Revised Prospectus.

3. Given that the Fund will focus on certain "market sectors," please disclose whether the Fund will concentrate in any economic sector or group of industries.

The Fund will not concentrate in any industry or group of industries.

4. Please include a statement that there is no guarantee that the Fund's investment objective will be achieved. Also, please clarify which strategies are principal and which are not.

That statement is included in the first paragraph in the section titled "Principal Risks" in the new summary section of the Revised Prospectus. The summary section includes the investment strategies that are "principal" strategies of the Fund.

5. Please disclose the average credit quality with accompanying information that breaks down the portfolio by percentages and credit quality. Please expand such disclosure with a-chart.

There is no longer any reference to credit quality in the Fund's name, and no reference to "average credit quality" in the Revised Prospectus, therefore we have not included data in that regard. The revised credit policies of the Fund are included in the third paragraph in the section "Principal Investment Strategies," which indicates that, although the Fund mainly invests in "investment-grade" securities, it can also invest up to 20% of its net assets in debt securities that are below investment-grade.

6. In the section titled, "Who is the Fund Designed For," please explain how the Fund achieves capital appreciation.

The section "Who is the Fund Designed For" in the Revised Prospectus indicates that the Fund "is designed primarily for investors seeking total return from a fund that invests mainly in U.S. corporate securities." "Total return" is described in the second paragraph of the section "Principal Investment Strategies," which notes that it consists of investment income "plus any capital appreciation from an increase in the prices of debt securities as a result of decreases in interest rates or improving credit fundamentals for a particular security, issuer or sector."

Main Risks of Investing in the Fund

7. Please include a discussion of the Fund's liquidity policies, and, if applicable, include a risk factor addressing illiquid securities risk. Please discuss how the terms of certain securities may affect liquidity.

The risks of a lack of liquidity are noted in the sub-section "Fixed-Income Market Risks" in the section Principal Risks-Main Risks of Debt Securities" in the summary section of the Revised Prospectus. In addition, the characteristics and risks of illiquid securities are disclosed in the sub-section "Illiquid and Restricted Securities" on page 14 in the Revised Prospectus. Liquidity risk (difficulty in buying or selling securities quickly) is noted as one of the risks of derivative securities (pages 6 and 13), investments in developing and emerging markets (page 6), lower-grade securities (page 7), mortgage-backed private issuer securities (page 10), zero coupon and stripped securities (page 11), swaps (page 13) and structured notes (page 13).

8. Please clarify the distinction between a "main risk" and a "principal risk."

There is no intended distinction between the two terms. In the summary section of the Revised Prospectus, we refer to the risk disclosure as the "Principal Risks" of the Fund.

9. Please clarify how a "lower-grade debt security" can be unrated.

The third paragraph in the section "Principal Investment Strategies" indicates that the Fund may invest up to 20% of its net assets in debt securities that are below investment-grade. It also states that the Fund may invest in unrated securities and that "after assessing their credit quality, the Manager may internally assign ratings to certain of those securities in categories similar to those of nationally recognized statistical rating organizations."

Fees and Expenses of the Fund

10. Please delete from the last sentences of the paragraph immediately preceding the fee table, the words "based on estimated average daily net assets of $__ million. Expenses may vary in future years."

The Fee Table and the preceding paragraph have been revised in accordance with changes to Form N-1A. Since the Fund has not yet commenced operations, we have included a footnote with the disclosure that ""Other Expenses" are based on estimated amounts for the Fund's first fiscal year." We feel that this is necessary to fully inform investors regarding the nature of the fees and expenses information. nature

11. Given that the adviser has agreed to limit Class Y expenses, please confirm that the advisory fees paid by the shareholders in the Fund, including Class Y, will all be the same, on a post waiver basis.

The Fund's management fee is expected to be less than the Class Y expense cap. Any reduction in Class Y expenses would be attributable to reductions in other expenses. The estimated amounts of "other expenses" for each share Class are included in the revised Fee Table. The expense cap amounts for each share Class are included in the section "How the Fund is Managed-Advisory Fees" on page 17.

12. Please clarify, in footnote 2, that the CDSC declines during years one through six, after the purchase of Class B shares.

As per comments on other Oppenheimer funds, this footnote no longer is included in the new summary section of the Revised Prospectus.

13. Please explain why there are no acquired fund fees and expenses shown in the fee table.

It is anticipated that those fees and expenses will be less than 0.01% (one basis point) and they are therefore not included as per Instruction 3(f)(i) to Item 3 of Form N-1A.

About the Fund's Investments

14. Please inform the staff in your response letter how the Fund's investments in derivative instruments and hedging transactions relate to a principal strategy to invest in investment-grade debt securities.

Some types of securities may pose "principal risks" even though they are not themselves "principal strategies." The Fund's current principal investment strategy is to invest in corporate bonds. We describe the principal risks of derivatives in the section "Principal Risks" in the summary section of the Revised Prospectus so, although we do not consider derivatives to be a "principal investment strategy," we have included information about the types of derivatives the Fund may use in the new summary section of the Revised Prospectus, and explain that the Fund may use of derivatives "to seek increased returns or to try to manage investment risks." A more complete description of derivatives is included in the section "Other Investment Strategies and Risks" beginning on page 11 of the Revised Prospectus. It notes that "[d]erivatives may allow the Fund to increase or decrease its exposure to certain markets or risks." The derivatives that the Fund may use for those purposes include: Options, futures, swaps, interest-only and principal-only securities, "structured" notes and certain mortgage-related securities, which can be used to either provide exposure to fixed-income investments or hedge against the risks of those investments.

15. Please explain any discrepancies in the ratings by the two organizations, Moody's and Standard & Poor.

We are not aware of any discrepancies in the ratings by Moody's and Standard & Poors.

16. Please describe all principal risks of investing in derivative investments. please describe each of the "types of derivatives" the Fund can invest in.

We have included descriptions of credit default swaps, interest rate swaps and total return swaps and "structured" notes in the section "Other Investment Strategies – Derivative Investments," since we view those as the most significant types of derivatives that the Fund may use.

Buying Shares

17. Please clarify that payments may create a conflict of interest by influencing broker-dealer or a financial intermediary.

We have included that information in the sections "How Do Share Classes Affect Payments to Your Financial Intermediary?" and "Payments to Financial Intermediaries and Service Providers" in the Revised Prospectus.

Distribution and Service (12b-1) Plans

18. Please disclose the tax ramifications for a return of capital payment.

That information is included in the sub-section "Returns of Capital May Occur" in the "Dividends, Capital Gains and Taxes – Taxes" section.

Statement of Additional Information

19. Please advise us whether the cost of participating in the "ReFlow" program reflected in the annual operating expenses in the fee table.

There are no ongoing fees for the ReFlow program. Any fees or expenses incurred for making use of the facilities offered by that program would be included in the Fund's annual operating expenses in the fee table.

General Comments

20. We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, disclosures made in response to this letter, on information supplied supplementally, financial statements and exhibits added in any pre-effective amendments.

Certain additional information is being completed in the Pre-Effective Amendment #1 to the Registration Statement. We anticipate completing all of the required information in a subsequent pre-effective amendment.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund has not submitted and does not expect to submit an Exemptive application or no-action request in connection with the Registration Statement.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to the undersigned at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Tel: (212) 323-5089
Fax: (212) 321-4071

nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann

Nancy S. Vann

Vice President and Associate Counsel

OppenheimerFunds, Inc.

cc:     Denver Board of Trustees
     K&L Gates LLP

     Gloria LaFond

     Kathleen Ives, Esq.

     William Levey, Esq.